

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Jan Loeb
Executive Chairman
NovelStem International Corp.
2255 Glades Road
Suite 221A
Boca Raton, FL 33431

> **Re: NovelStem International Corp.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 12, 2022**
> **File No. 000-22908**

Dear Jan Loeb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to Form 10-12G Filed October 12, 2022

Item 1. Business. , page 2

1. We note your response to comment 6 and reissue in part. Please clarify what is meant by the reference to "products" in the statement "[w]e believe that NewStem is currently the only company worldwide to develop products..." Namely, please describe whether there are particular product(s) or whether it is the screening in its entirety that is the product. Explain what it means that a target is "validated," and explain the meaning of the terms AI-based drug discovery, hit to lead process, and ADMET so that investors can understand their significance. Please also clearly state that NewStem does not have any FDA- or EMA-approved medical devices or products

2.   We reissue comment 8. Please tell us whether the products that will be developed will be considered medical devices. If so, please revise to discuss the relevant approval process.

Item 5. Directors and Executive Officers, page 18

3.   We note your response to comment 13 and reissue in part. We note in your response that Jan Loeb is now an "Executive Chairman" and that no Vice President has been appointed. Please tell us how this is consistent with Article Four of your bylaws which state that the officers shall include a President and one or more Vice Presidents.

4.   We note that Jan Loeb was appointed as Executive Chairman in September. Please explain how this differs from his role as Chairman of the Board, as it appears that he continues to serve only on the Board and not in a policy making function such that he would be an executive officer under the Rule 3b-7 of the Exchange Act. We also note that he is the Chairman of NewStem. Please advise and disclose Mr. Loeb's duties with respect to the day-to-day operations of NewStem given that he does not appear to be in a policy-making position for either NovelStem or NewStem.

Item 8. Legal Proceedings., page 22

5.   We note your response to comment 15 and reissue in part. Please expand on your disclosure to better illustrate the factual basis alleged to underlie the arbitration. Namely, please describe what disagreement caused you to initiate an arbitration proceeding against your partner in Netco Partners and what is meant when you say that you hope to "maximize" the potential value of the NetForce intellectual property. We also note that you have until mid-October 2022 to negotiate a settlement with C.P. Group before arbitration proceedings resume, please update this disclosure if arbitration proceedings have resumed.

Item 10. Recent Sales of Unregistered Securities, page 23

6.   We note your response to comment 16 and reissue in part. With reference to the transaction dated December 11, 2019, please provide the name of the person or identify the class of the person who bought the 2,500,000 shares of common stock.

Novelstem International Corp.
Note 1 - Nature of Operations, page F-7

7.   We note your response to comment 1 and reissue in part. Please clarify or update the Company's holding interest in NewStem Ltd. as it currently still states "31.5%" in this section.

General

8.   We reissue our request that you provide us with the calculation of the Company's investment securities as a percentage of its total assets (on an unconsolidated basis)

pursuant to Section 3(a)(1)(C) of the Investment Company Act of 1940 (the "1940 Act"). If you are taking the position that the Company's interests in NetCo and/or NewStem are not "investment securities" under Section 3(a)(1)(C) and 3(a)(2) of the 1940 Act, please provide a comprehensive legal analysis supporting your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at 505-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Morris DeFeo